EXHIBIT 99.1

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for Third Quarter of 2013

SHANGHAI, China, Oct. 14, 2013 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary hotel operating results for the third quarter ended September 30, 2013.

Hotel Development

	Number of hotels in operation		Number of rooms in operation
	Net added in Q3 2013	As of September 30, 2013	Net added in Q3 2013	As of September 30, 2013
Leased hotels	24	538	2,235	62,964
Manachised hotels	98	777	9,320	78,866
Franchised hotels*	3	26	382	2,664
Total	125	1,341	11,937	144,494
* refers to franchised Starway hotels
Number of hotels in pipeline as of September 30, 2013
Leased hotels	76
Manachised hotels	379
Total	455

Operating metrics

	For the quarter ended
	September 30,	June 30,	September 30,
	2012	2013	2013
Occupancy rate (as a percentage)
Leased hotels	97%	90%	93%
Manachised hotels	98%	92%	95%
Blended	97%	91%	94%
Average daily room rate (in RMB)
Leased hotels	188	190	193
Manachised hotels	177	176	180
Blended	183	182	186
RevPAR (in RMB)
Leased hotels	183	172	179
Manachised hotels	173	162	171
Blended	178	167	175

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2012	2013
Total	674	674
Leased hotels	354	354
Manachised hotels	320	320
Total	76,379	76,379
Leased hotels	42,329	42,329
Manachised hotels	34,050	34,050
Occupancy rate (as a percentage)	101%	99%
Average daily room rate (in RMB)	186	192
RevPAR (in RMB)	188	190

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under six brands, namely, Joya Hotel, Man Xin Hotel, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties.Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Investor Relations Manager
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com